KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

19 February, 2003

re Rule 12 g3-2(b)

03007125

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 11, 12 and 13 February, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

dlw 3/7

11 February, 2003
10.00 a.m.

KCI KONECRANES GROUP
Financial Results 2002

BUSINESS DOING WELL IN DIFFICULT MARKET.
GROUP RESULT BURDENED WITH COSTS FOR DEVELOPMENT PROJECTS.

- *Sales down 5.6 % in low investment environment*
- Operating income down 32.0 % on lower sales and increased development spending
- Operating efficiency improved, Business Area margins well defended
- Cash flow from operations at record level (66.3 MEUR or 4.54 euros per share)

Million EUR SALES	1-12/02	%	1-12/01	%	Change %	10-12/02	10-12/01	Change %
Maintenance Services	372.4		365.2		2.0	104.7	104.6	0.0
Standard Lifting Equipment	204.5		244.9		-16.5	58.5	66.4	-11.9
Special Cranes	209.2		227.3		-8.0	61.2	74.6	-18.0
Internal Sales	-72.5		-81.1		-10.6	-20.9	-26.1	-19.9
Sales total	**713.6**	**100**	**756.3**	**100**	**-5.6**	**203.5**	**219.6**	**-7.3**
Income from operations (EBITA)	**40.9**	**5.7**	**59.4**	**7.9**	**-31.1**	**17.8**	**22.6**	**-21.3**
Goodwill amortisation	-3.3		-4.1		-19.6	-0.7	-1.0	-28.6
Operating income (EBIT)	**37.6**	**5.3**	**55.3**	**7.3**	**-32.0**	**17.1**	**21.6**	**-20.9**
Financial income and expenses	-1.1		-2.8		-60.4	-0.3	-1.0	-71.9
Income before taxes and minority interest	**36.5**	**5.1**	**52.4**	**6.9**	**-30.4**	**16.8**	**20.6**	**-18.5**
Net income	**24.6**	**3.5**	**35.3**	**4.7**	**-30.2**	**11.4**	**13.5**	**-16.0**
Earnings per share (EUR)	**1.69**		**2.40**		**-29.6**	**0.78**	**0.92**	**-15.3**
Cash flow per share (EUR)	**4.54**		**2.93**		**54.9**	**1.76**	**1.55**	**13.5**
Dividend per share (EUR)	**0.95** [1]		**0.90**		**5.6**			
ORDERS RECEIVED								
Maintenance Services	310.2		307.2		1.0	70.2	66.0	6.3
Standard Lifting Equipment	203.2		229.2		-11.3	49.2	50.2	-2.1
Special Cranes	154.9		209.6		-26.1	30.3	43.6	-30.4
Internal Orders	-69.4		-66.9		3.8	-17.4	-18.2	-4.2
Orders received total	**598.9**		**679.1**		**-11.8**	**132.2**	**141.6**	**-6.6**
Order book at end of period	**206.0**		**279.7**		**-26.4**			

1) Board's proposal

Comment on 2002 results, future prospects:
Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the other Business Areas held their positions well. Business Areas successfully defended their Operating Income margins, and our market shares increased.
Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income.
Maintenance growth continues. The order intake in Standard Lifting Equipment and Special Cranes is stabilising. Order backlog is stable on a satisfactory level.
New market openings in Asia contain considerable growth opportunities. Our strong market position, our geographical spread and our up-to-date technology are all factors that will contribute to continued good development, especially compared to other actors in our market. With our strong balance sheet, our intent is to consolidate the industry further.

11 February, 2003
10.00 a.m.

Stig Gustavson, President and CEO

At first glance, 2002 does not present itself as a particularly good year for the Group. Sales did not reach previous years level, nor did profits.

At a second glance the picture changes. The markets for investment goods in the industrialised world continued in reverse gear but, in spite of that, it is a great pleasure for me to report significant progress in so many important fields of Group activity: our Maintenance operations continued to grow, we made significant market entries (China, Japan), we developed and launched new products, we acquired competitors and our market shares grew in many markets.

Our operational efficiency continued to improve as cost cutting continued. Our cash flow hit a new record level.

Still, our financial result was clearly lower. This is a consequence of lower sales but also of increased R&D and M&A spending, i.e. activities intended to improve our future prospects.

Business development

2002 was encouraging. Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the other Business Areas held their positions well. Business Areas successfully defended their Operating Income margins, and our market shares increased.

Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income.

In 2002, Group Sales was EUR 713.6 million and the Operating Income was EUR 37.6 million. Group Sales decreased by 5.6% and Operating Income by 32.0%. Due to strong cash flow the financing costs decreased further. The Net Income was EUR 24.6 million, which is a decrease of 30.2% compared to 2001. Earnings per share decreased by 29.6% to EUR 1.69.

Sales

Group sales were EUR 713.6 million, which is EUR 42.7 million or 5.6 % lower compared to EUR 756.3 million in 2001. There were considerable variations between Business Areas and Regions. Maintenance Services sales grew, especially the Field Service activities, but Sales decreased in the new equipment Business Areas. Among regions Europe was stable, while Sales decreased in the Americas and Asia-Pacific.

Profitability

The Operating Income was EUR 37.6 million, which is 32.0% less compared to year 2001 (2001: EUR 55.3 million). The Operating Income margin was 5.3% compared to 7.3% in 2001. Profitability improved both in absolute terms and as a percentage on sales in Maintenance Services. In Special Cranes, the margin percentage improved, but the operating income decreased in absolute value. In Standard Lifting equipment, both the percentage and the absolute value decreased. This was mainly a consequence of lower sales. In Special Cranes the Operating Income margin improvement was related to costs decreasing faster than sales. In 2002 the Operating Income was not affected by any significant one-time gains. Instead it includes one time costs of EUR 7.3 million relating to one particular development project and its launch. The first two cranes of this new technology were delivered and taken into operation during the year 2002. Also M&A spending increased.

Group Operating Income before goodwill amortisations (EBITA) was EUR 40.9 million or 5.7% on Group Sales (2001: 7.9 %). The Operating Income before all depreciations and amortisations (EBITDA) was EUR 53.1 million or 7.4% on sales (2001: 9.4%).

The net of financing costs and income was EUR 1.1 million, which is less than half of the EUR 2.8 million costs in 2001. Income Before Taxes was EUR 36.5 million or 5.1% on sales (2001: EUR 52.4 million and 6.9% respectively). Income taxes were EUR 11.8 million, which is a decrease of EUR 5.3 million compared to 2001. The effective tax rate was 32.5% (2001: 32.7%). Net Income or profit after taxes decreased with EUR 10.7 million or by 30.2% to EUR 24.6 million.

The Group's Return on capital employed was 17.8% compared to 24.3% in 2001. In spite of lower sales there was no deterioration in the capital rotation rate. Return on equity was 14.2% compared to 22.0% in 2001. The decrease was mainly due to lower Net Income.

Group profitability improved clearly during Q4/02 compared to preceding quarters. However, compared to Q4/01 Sales was 7.3% lower and the Operating Income 20.9% lower. In Q4/2002 the Operating Income margin was 8.4% (2001: 9.8%). The Operating income during Q4/02 was in absolute terms on the same level as Q4/01 corrected for one-time items.

In the beginning of the fiscal year 2002 the Group implemented the "percentage of completion" method ("POC accounting") in sales revenue recognition on all long term crane and modernisation projects. POC accounting had earlier been applied only in harbour and shipyard crane contract accounting (= Konecranes VLC Corp.). In all other projects revenue recognition in full took place only at completion of the delivery. Also the Group started to account for certain finance leasing contracts as if the assets had been acquired. These changes are part of the implementation process to comply with International Accounting Standards (=IAS). These accounting changes, however, had

only a marginal effect on the balance sheet and the statement of income and do not significantly affect the comparability between previous years' numbers.

Cash flow and balance sheet

Cash flow from operations was all time high at EUR 66.3 million, which is an increase of EUR 23.3 million or 54.1% compared to year 2001. The cash flow per share grew by 55 % from EUR 2.93 to EUR 4.54. With increasing rotation, the level of net working capital is now 16.2% on Group sales compared to 18.2% in 2001.

The cash was used to cover capital expenditures including acquisitions (in total EUR 21.1 million), to repurchase the Company's own shares (EUR 9.9. million), to dividend payments (EUR 13.2 million). Additionally, interest bearing and other debts were reduced by EUR 22.4 million.

The Group's net interest bearing borrowing was EUR 33.0 million at year end, corresponding to a gearing level of 19.1% (2001: EUR 50.1 million and 28.9% respectively). Group solidity increased to 45.5% from 41.4% in 2001.

At year end the Group's EUR 100 million back-up facility was totally unused.

Currencies

Some currencies, mainly the weaker US dollar/euro relation had some effect on the development of Orders Received and Sales. At unchanged currency rates Group order intake decreased by 9.3% and Sales by 4.0% (reported figures 11.8% and 5.6% respectively). Currency rate changes had only a marginal effect on Group Net Income.

The average consolidation rates of some of the most important currencies developed as follows (currency/euro):

	2002	2001	Change %
USD	0.94573	0.89599	-5.26
CAD	1.48420	1.38670	-6.57
GBP	0.62887	0.62193	-1.10
SEK	9.16070	9.25580	+1.04
NOK	7.50820	8.04790	+7.19
SGD	1.69150	1.60400	-5.17
AUD	1.73780	1.73240	-0.31

The Group continued its currency risk policy of hedging all transactions in non-euro currencies. Hedging was mainly done through forward exchange transactions. Currency risks are hedged on average one year ahead.

Order intake and order backlog

Group Order Intake (excluding the service contract base and renewed service contracts) was EUR 598.9 million. Orders decreased by EUR 80.2 million or 11.8 % (with constant currency rates the decrease was 9.3%).

EUR 54.7 million of the decrease was seen in Special Cranes, where the order intake decreased by 26.1%. Harbour- and shipyard crane orders decreased over 50% mainly due to customers postponing their investment decisions. In 2002 no super large harbour projects were booked, whereas the numbers one year ago included one single large order for onboard shipboard gantry cranes worth EUR 32 million. Other Special Crane orders, especially to the power and various process industries increased by approx. 12%.

The order intake in Standard Lifting equipment also decreased with EUR 26.0 million or 11.3%. Compared to 2001 the decrease was clearly smaller in the second half of the year, but the Order Intake did not yet turn into a growth mode.

The order intake in Maintenance Services grew by 1.0%. The development varied between services products. The order intake in Field Services grew 11.8% year-on-year, but orders for modernisation and large upgrades decreased by 22.9%. Modernisations and upgrades accounted for less than 20% of Business Area sales at yearend. Cranes under maintenance agreement increased by 12% y-o-y and amounted to 208.270 cranes. The monetary value of the service contract base also developed favourably. The growth was approximately 4%.

In geographic terms the fastest growth within the Group was recorded in China. In Europe the development was stable with the exception of Germany, where order intake decreased further due to a shrinking market. Group Order Intake in the Americas decreased by 5% y-o-y, but turned to clear growth in Q4/02, up 30% compared to Q4/01.

The value of the order backlog at yearend 2002 stood at EUR 206 million which is EUR 73.7 million

or 26.3% less than it was at yearend 2001. The order backlog consists mainly of Special crane orders which, in spite of the decrease secure a good operational level 6-8 months ahead. In Standard Lifting Equipment and Maintenance Services the order backlog decreased slightly, but in these Business Areas the order backlog does not give guidance in the same way as it does in Special Cranes. Our target is to minimise both delivery and response times.

Investments

Group investments into tangible assets (excl. acquisition related investments) were EUR 12.9 million (2001: EUR 10.0 million). Most of the investments were replacement investments targeting machinery, information technology and facilities. The investments were aimed at improved efficiency. Investments into intangible assets (excl. acquisition related investments) were EUR 1.0 million (2001: EUR 1.3 million).

Total investments exceeded the level of depreciations of related assets by approximately EUR 1.7 million.

Research and development

Total direct R&D costs were EUR 8.2 million, up with 6.5% from EUR 7.7 million at yearend 2001. This represented 2% of new equipment business area Sales, but almost 6% of the value of related component and key technology production. Additionally, EUR 7.3 million was spent on the development of the new container handling technology.

Again, R&D costs were mainly related to the development of electrical and electronical components as well as mechanical features. A new focus area for R&D is the development of technical tools used in Maintenance Services.

Human resources development

The Group continued its training and development efforts. The KCI Konecranes Academy, with its focus on middle management and experts continued according to plan. The development program for top executives together with IMD (Lausanne, Switzerland) continued. The training efforts in the Group's new products and technologies continued. The Group invested some 9000 training days in personnel training and development.

Personnel

At the end of 2002 the Group had 4,441 employees. The net increase in personnel was 40 persons from 4401 persons at the end of year 2001.

In Maintenance Services the number of employees increased by 217 persons or 8.7%, whereas there was a reduction of 180 employees in the new equipment Business Areas. During the year 140 persons joined the KCI Konecranes Group through acquisitions. The average number of employees during year 2002 was 4396 persons (2001: 4434).

Insurance

The Group continuously reviews its insurance policies as part of its overall risk management. Insurances are used to provide sufficient cover to all risks that are economically or otherwise reasonably insurable. As the insurance market has sharpened the Group has intensified the use of other risk management methods within its units.

Litigation

The arbitration process in Stockholm between Baan Company N.V. and KCI Konecranes International Plc continues but progress in the arbitration has been slow. Final hearings are now expected to be held at the end of year 2003. KCI Konecranes claims damages from Baan and Baan has a counterclaim against KCI Konecranes. The Consolidated Balance Sheet includes a receivable (approx. EUR 14.0 million) relating to costs for the project. KCI Konecranes' claim exceeds the amount that has been included in the Balance Sheet. Baan's counterclaim is slightly below that amount. KCI Konecranes has taken a number of precautionary measures in the Netherlands against Baan Company N.V. and Invensys International B.V..

During 2002, Invensys International B.V., Baan Development B.V. and BAAN USA, Inc. initiated a lawsuit against KCI Konecranes and its US subsidiary Konecranes, Inc. and Novasoft

Information Technology, Inc in the United States District Court of the Northern District of California. Invensys/Baan claim, among other things, an unspecified amount of damages, to be proven at trial, but which the Plaintiffs state to believe not to be less than USD 50 million and punitive and treble damages for an alleged breach of contract and various other alleged acts. KCI Konecranes considers the dispute to relate closely to the above mentioned arbitration proceedings pending in Stockholm and has asked the claims to be dropped or assigned to the arbitration process. The first hearing in this matter has been held, but the decision has not been rendered.

At year end the Group did not have any other pending legal processes or business claims with material effect.

Group structure

On March 5, 2002 the Group agreed to acquire the hoist and cranes business of Shepard Niles, Inc. of Montour Falls, New York, USA. At the end of March 2002 the Group finalised the acquisition and Shepard Niles was consolidated into Group figures starting from 1 April, 2002.

On June 3, 2002 the Group acquired the crane and maintenance business of Burlington Engineering Division (Boston, Massachusetts, USA). The business was included in Group figures as of the purchase date.

The acquired businesses strengthen our position in the North East corner of USA and expands our sales and service market coverage.

On October 16, 2002 the Group acquired the assets related to the replacement parts and service business of Crane Manufacturing & Service Corporation (CMS) in Milwaukee, Wisconsin. CMS was included in Group figures as of the purchase date. Additionally, the Group acquired the business assets of some minor companies mainly in Finland. Altogether, the acquired businesses will add to Group annual sales approximately EUR 15 million.

On 6 November 2002, the Group signed an agreement with Meidensha Corporation of Japan (the Sumitomo sphere) to become joint venture partners in their subsidiary, Meiden Hoist System Company Ltd, targeting the Japanese hoist and crane market. The Group will become a 49% shareholder in the joint venture with a further call option to increase its share to 65%. Meiden is the oldest hoist brand in Japan. With annual sales of EUR 17 million, Meiden has a 10% market share in Japan. Meiden Hoist System will become operative under the JV agreement during Q1/03.

Our standard lifting equipment factory in Shanghai, China started operations. To accelerate the penetration of our hoists and cranes, KCI Konecranes entered into three joint venture agreements in which the Group will have a minority equity position as well as also other co-operation agreements with no equity involvement.

The Group will continue to pursue new acquisitions and other forms of co-operation.

Shares price performance and trading volume

KCI Konecranes' share price decreased with 18.28% during year 2002 and closed at EUR 23.29 (2001: EUR 28.50). The year high was EUR 36.83 (2001: EUR 38.46) and year low EUR 19.80 (2001: EUR 25.00). During the same period the HEX All-Share Index fell 34.41%, the HEX Portfolio Index by 16.68% and the HEX Metal & Engineering index by 4.06%.

Total market capitalisation was at year-end EUR 333.2 million (2001: EUR 427.5 million), the 33rd largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 11,938,647 shares of KCI Konecranes, which represents 83.44% of the outstanding shares. In monetary terms trading was EUR 343.1 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.

The company's own shares

KCI Konecranes International Plc repurchased 300,000 of the Company's own shares in 1999 and an additional 391,370 shares in year 2002. The nominal value of shares in the company acquired by the company amounted to EUR 1,382,740. The shares represented 4.6 % of the company's total number of outstanding shares and voting rights. An Extraordinary General Meeting held on December 20, 2002 decided upon an invalidation of the shares. The aggregate purchase price of the invalidated shares was approximately EUR 17.4

million. On December 31, 2002 the decrease in share capital was entered into the Trade Register. Since the share capital was decreased through an invalidation of shares in the company owned by the company, the invalidation of shares did not affect the distribution of voting rights in the company. The invalidation of the shares increased the portion of the share capital held by other shareholders accordingly.

At year end the Group held no shares in the company. According to the decisions at the Annual General Meeting 2002 the board still has the authorisation to acquire a maximum of 358.630 of the company's own shares.

Dividend proposal

The Board of Directors proposes to the AGM that a dividend of EUR 0.95 per share will be paid for fiscal year 2002. The dividend will be paid to shareholders, who are entered as shareholders in the share register on the record date March 11, 2003. Dividend payment date is March 18, 2003.

Review by Business Area

Maintenance Services

Maintenance Services Sales was EUR 372.4 million, up 2 % from EUR 365.2 million in year 2001. Operating Income amounted to EUR 26.2 million, up 8.7% year-on-year from EUR 24.1 million. The operating income margin grew from 6.6% to 7.0%.

Profitability improved mainly due to improved operating efficiency and improvements in the quality of operations. At 9 % in Q4/02, the Operating Income margin reached the Group's short term goal (over 8%).

Maintenance Services developed favourably during the year; Field Services, the core of Maintenance Services, grew clearly year-on-year, orders were up 12% and sales up 6%, whereas the activity in modernisation projects decreased, orders were down by 23% and sales by 17% as customers postponed decision making. The project type business within Maintenance Services decreased to below 20% of total Business Area sales. The development is a logical consequence of the general development in the main markets.

The Order Intake was EUR 310.2 million, up 1.0% from EUR 307.2 million in year 2001.

The Maintenance services agreement base developed favourably both in terms of units and in value. The number of cranes in the contract base increased by 12% year-on-year to 208,270 cranes at the end of 2002.

Future prospects

There are no signs of an immediate increase in customer plant utilisation rates, which would increase the demand for Maintenance Services. However, if markets remain at a low level with no new capacity increases or replacement investment into production machinery the consequence will be an increase in the demand for repair and maintenance services.

The core of Maintenance Services, Field services developed favourably in every aspect during 2002. We do not foresee any reasons for this development not to continue.

The opportunities for accelerating growth through geographical expansion and acquisitions are good.

Standard Lifting Equipment

Standard Lifting Equipment Sales was EUR 204.5 million, down by 16.5% compared to EUR 244.9 million at year end 2001. The operating income was EUR 19.5 million, down by 33.2% compared to 29.2 million at yearend 2001. The operating income margin decreased from 11.9% to 9.5%.

Our operating margin target for the Business Area is 12% on sales.

The decrease in profitability was mainly caused by lower sales volumes and to some extent lower sales prices. However, the profitability was well supported by cost cuttings and other efficiency improvements, the new wire rope hoist line and a clear growth in chain hoist sales. The net decrease in personnel in the Business Area was 160 persons or 14.4% of the workforce compared to yearend 2001.

Our efforts to improve efficiency continued. In the development of the new hoist line the largest frame size is becoming complete for market launch. Over 91% of all hoist orders and over 70% of deliveries are for the new line. Costs related to the development, production and launching of the new

11 February, 2003
10.00 a.m.

hoist line included in the Business Area costs amounted to EUR 1.3 million compared to EUR 1.4 million in 2001.

The Order intake was EUR 203.2 million, down 11.3% compared to EUR 229.2 million in 2001. The decrease in Orders was smaller than the decrease in sales. The order backlog stayed at approx. the level as in the end of year 2001.

Future prospects

There are no clear signs of growth in the European and American markets. In Asia, however, the development is good, and growth is driven by the Chinese market.

The Group's expansion in China, market entry into Japan, new wire rope hoist line and the increased use of the Maintenance Services for the distribution of products will support the development of Standard Lifting Equipment in a challenging environment. Actions for further efficiency improvements will continue.

Special Cranes

Special Cranes sales was EUR 209.2 million, down by 8.0% from EUR 227.3 million in 2001. Operating income amounted to EUR 16.7 million, with only a decrease of 2.3% compared to EUR 17.1 million in 2001. The operating income margin grew from 7.5% to 8.0%.

The Group's Operating margin target in Special Cranes is 10%. The target was reached only in Q4/02.

The profitability improved due to improved cost efficiency, but it was urdened by lower sales volumes.

Order Intake amounted to EUR 154.9 million, which is EUR 54.7 million or 26.1% less compared to yearend 2001.

Orders for harbour and shipyard cranes decreased over 50% year-on-year as customers hesitated and postponed decision making. Instead orders for large overhead travelling cranes mainly to the paper, primary metals and power industries grew by approx. 11% year-on-year, although slowness in decision making was also seen in these segments.

The order backlog at the end of the year was approx. one third down year-on-year, but still remained at a level that secures good capacity utilisation, even without new orders, for 6-8 months ahead. However, there are big variations between countries and operating units.

Several efforts targeting enhanced efficiency are going forward in the Business Area. The net reduction in Business Area employees was 20 persons or 2.8%.

Future prospects

In the year 2002, the Group saw slowness in decision making both in the North-American and European markets. Mostly for this reason Special Crane orders decreased clearly compared to the previous year. Although the order backlog was at year end approx. one third lower compared to last year, it still secures good operating levels for 6-8 months ahead.

The Group's new competitive products combined with a relatively strong order backlog and a high inquiry level should lead to increasing sales numbers. Operational efficiency will be further increased by rationalising capacity utilisation, lowering delivery times and by increasing further outsourcing of lower added value structures and components. These actions will support margins enhancement. The market environment is highly dependent on world politics. Our planning assumes no improvements from the situation of 2002.

Important orders

Here are some examples on new equipment orders during the year. The list illustrates our reach, both in terms of customer base and geographical coverage.

Elsner Stahlbau Maschinenbau GmbH ordered a special crane and 3 industrial cranes for its new steel structure manufacturing facilities in Schrobenhausen, Germany.

BILK Kombiterminal Rt. (BILK = Budapest Intermodal Logistics Centre) of Hungary, ordered two container gantry cranes for a new Intermodal terminal south of Budapest.

KCI Konecranes received several orders for waste –to-energy cranes among these several cranes to Hässleholm Fjärrvärme, Osby Fjärrvärme,

Norrenergi Solna värmeverk of Sweden, Silea Spa of Italy and Hjorring Energy of Denmark.

CNIM ordered six Refuse handling Cranes for two Waste-to-Energy plants in France, in Lillebonne and in Compiegne and two Waste-to-Energy grabbing cranes for a plant in Marchwood, UK.

VA Tech Hydro GmbH of Austria ordered 4 cranes of various lifting capacities for the hydro power plant located in Ankara, Turkey and 5 cranes for a power plant in Northern Ireland.

Toshiba ordered two power plant cranes for the end customer Asia Cement Group in Taiwan.

Bechtel ordered a power house crane of 130 ton lifting capacity for a project in Rotterdam, Holland.

APM, S.A. de C.V. ordered totally 11 overhead travelling process cranes for its steel Mill in Monterrey, Mexico.

Alcan Rolled Products ordered a special crane for handling rolled products of aluminium at their plant in Rogerstone, South Wales, U.K.

Nucor Corporation ordered two hot metal cranes and a service crane to a steel mill in Jewett, Texas, USA. The transaction marks the first time one of America's big steel mills chooses KCI Konecranes, and the first time an American steelmaker has purchased hot metal cranes featuring new AC technology.

Hamburger Stahlwerke GmbH in Hamburg, Germany ordered the modernisation of a double girder gantry crane that handles scrap metal.

Daimler Chrysler Corporation (USA) ordered 3 special 80/40 ton overhead cranes for the continuing expansion of the Kokomo, Indiana engine/transmission casting facility.

Volkswagen Sachsen GmbH ordered a double girder bridge crane for the press line at its stamping plant in Mosel, Germany and Volkswagen de Mexico, Puebla, Mexico ordered two double girder EOT cranes for die handling to their expanded Die press Facility.

General Motors Pontiac, USA placed an order for a stamping crane with one auxiliary hoist.

Jaguar Cars, Halewood, Liverpool, England ordered a new Press shop crane.

Important orders from the paper industry in China included orders for paper machine cranes from Chandong Huatai Paper Co., Taishan Paper Co. and Shandong Bohui Paper.

M-real ordered several paper mill cranes and modernisation on existing cranes at its mill in Sittingbourne, Kent, U.K.

UPM Kymmene for Shotton Paper in North Wales UK, ordered two process cranes for a new Recycled Fibre Mill and Svenska Cellulosa Aktiebolaget (SCA) ordered one paper mill crane to Laakirchen in Austria.

Metso Paper of Sweden ordered a 45 ton special crane to a paper machine factory.

Konecranes VLC signed a contract with ZAO First Container Terminal (FCT) for two Panamax Ship-to-Shore (STS) Container cranes for St Petersburg, Russia.

KCI Konecranes received a repeat order from TMM Puertos y Terminales, S.A. de C.V. for four Rubber Tyred Gantry Cranes (RTG) to Mexico's second largest port, Operadora Portuaria de Manzanillo (OPM).

The world's third largest operator in the world, APM Terminals (part of the A.P.Moller/Maersk Group of Denmark) also placed a repeat order for six RTG cranes to go to APM Terminals' terminal in Elizabeth and New Jersey, USA.

KCI Konecranes was chosen to supply the design and component package for two Shipyard Goliath Gantry Cranes to Dalian Shipyard in the People's Republic of China.

Future prospects

Against a backdrop of low investment spending and low utilisation rates Maintenance continued its growth, and the other Business Areas held their positions well. Business Areas successfully defended their Operating Income margins, and our market shares increased. Group income shrunk, but due to continuous cost cutting, less than the sales decline would suggest. Forward looking actions in R&D and M&A increased, also taxing income. Maintenance growth continues. The order intake in Standard Lifting Equipment and

11 February, 2003
10.00 a.m.

Special Cranes is stabilising. Order backlog is stable on a satisfactory level.
New market openings in Asia contain considerable growth opportunities. Our strong market position, our geographical spread and our up-to-date technology are all factors that will contribute to continued good development, especially compared to other actors in our market. With our strong balance sheet, our intent is to consolidate the industry further.

Helsinki, 11 February, 2003
Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

11 February, 2003
10.00 a.m.

DEVELOPMENT BY BUSINESS AND MARKET AREAS

Order Intake by Business Area

	2002 MEUR	% of 2002 total	2001 MEUR	% of 2001 total
Maintenance Services	**310.2**[1)]	47	307.2[1)]	41
Standard Lifting Equipment	**203.2**	30	229.2	31
Special Cranes	**154.9**	23	209.6	28
./. Internal	**-69.4**		-66.9	
Total	**598.9**[1)]	100	679.1[1)]	100

1) Excl. Service Contract Base

Order Book[2)]

	2002 MEUR	2001 MEUR
Total	**206.0**	279.7

2) Percentage of completion deducted

Sales by Business Area

	2002 MEUR	% of 2002 total	2001 MEUR	% of 2001 total
Maintenance Services	**372.4**	47	365.2	44
Standard Lifting Equipment	**204.5**	26	244.9	29
Special Cranes	**209.2**	27	227.3	27
./. Internal	**-72.5**		-81.1	
Total	**713.6**	100	756.3	100

Operating Income by Business Area (MEUR)

	2002 Operating Income	% of 2002 total sales	2001 Operating Income	% of 2001 total sales
Maintenance Services	**26.2**	7.0	24.1	6.6
Standard Lifting Equipment	**19.5**	9.5	29.2	11.9
Special Cranes	**16.7**	8.0	17.1	7.5
Group costs	**-23.8**		-11.9	
Consolidation items	**-1.0**		-3.2	
Total	**37.6**		55.3	

11 February, 2003
10.00 a.m.

FINANCIAL PERFORMANCE

Statement of Income	**2002 MEUR**	2001 MEUR
Sales	**713.6**	756.3
Other operating income [1)]	**2.9**	12.2
Share of result of participating interest undertakings	**-0.2**	-0.3
Depreciation and reduction in value	**-15.5**	-16.0
Other operating expenses	**-663.2**	-697.0
Operating profit	**37.6**	55.3
Financial income and expenses	**-1.1**	-2.8
Income before taxes	**36.5**	52.4
Taxes	**-11.8**	-17.1
Net income	**24.6**	35.3

1) In 2001 includes 9.9 MEUR profit from the sale of shares in Vacon Oyj.

	2002 MEUR	2001 MEUR
Dividend income	**0.0**	0.3
Interest income from current assets	**1.9**	2.7
Other financial income	**1.5**	0.7
Interest expenses	**-3.9**	-6.1
Other financial expenses	**-0.7**	-0.5
Total	**-1.1**	-2.8

Investments

	2002 MEUR	2001 MEUR
Total (excl. Acquisitions)	**13.9**	11.3

11 February, 2003
10.00 a.m.

CONSOLIDATED BALANCE SHEET

ASSETS	**31.12.2002**	31.12.2001
Non-current assets	**MEUR**	MEUR
INTANGIBLE ASSETS		
Intangible rights	**6.0**	3.7
Goodwill	**17.9**	18.9
Group goodwill	**5.6**	6.6
Advance payments	**5.8**	3.7
	35.3	32.9
TANGIBLE ASSETS		
Land	**3.8**	4.1
Buildings	**22.0**	21.7
Machinery and equipment	**29.8**	29.1
Advance payments and construction in progress	**0.6**	1.8
	56.2	56.7
INVESTMENTS		
Participating interests	**1.0**	1.2
Other shares and similar rights of ownership	**1.0**	0.7
Own shares	**0.0**	7.5
	2.0	9.4
Current assets		
INVENTORIES		
Raw materials and semi-manufactured goods	**39.6**	39.7
Work in progress	**30.4**	48.1
Advance payments	**4.0**	3.0
	73.9	90.8
LONG-TERM RECEIVABLES		
Loans receivable	**0.2**	0.6
Other receivables	**0.3**	0.3
Deferred assets	**0.0**	0.1
	0.5	1.1
SHORT-TERM RECEIVABLES		
Accounts receivable	**123.4**	138.5
Amounts owed by participating interest undertakings	**3.0**	2.6
Loans receivable	**0.0**	0.1
Other receivables	**21.5**	21.6
Deferred tax assets	**4.0**	4.9
Deferred assets	**62.2**	80.6
	214.1	248.3
CASH IN HAND AND AT BANKS	**15.2**	16.8
Total current assets	**303.7**	356.9
TOTAL ASSETS	**397.1**	455.9

11 February, 2003
10.00 a.m.

SHAREHOLDERS' EQUITY AND LIABILITIES	**31.12.2002 MEUR**	31.12.2001 MEUR
Equity		
Share capital	**28.6**	30.0
Share premium account	**21.8**	20.5
Reserve for own shares	**0.0**	7.5
Equity share of untaxed reserves	**3.3**	3.3
Translation difference	**-4.3**	-3.6
Retained earnings	**99.2**	87.2
Net income for the period	**24.6**	35.3
	173.2	180.2
Minority share	**0.1**	0.1
Provisions	**12.0**	12.9
Liabilities		
LONG-TERM DEBT		
Bonds	**25.0**	25.0
Loans from credit institutions	**0.0**	25.0
Pension loans	**2.0**	2.5
Bond with warrants	**0.0**	0.1
Other loans	**1.8**	0.6
Deferred tax liability	**2.6**	2.8
	31.4	56.0
CURRENT LIABILITIES		
Loans from credit institutions	**10.3**	0.4
Pension loans	**0.5**	0.5
Bond with warrants	**0.1**	0.0
Advance payments received	**16.5**	31.4
Accounts payable	**50.0**	58.4
Amounts owed to participating interest undertakings	**0.0**	0.1
Other short-term liabilities	**21.7**	29.9
Accruals	**81.2**	85.9
	180.4	206.7
Total liabilities	**211.9**	262.7
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**397.1**	455.9
Interest-bearing debts	**48.4**	67.5

11 February, 2003
10.00 a.m.

Contingent Liabilities and Pledged Assets (MEUR)

CONTINGENT LIABILITIES	**2002**	2001
For own debts		
Mortgages on land and buildings	**5.9**	5.9
For own commercial obligations		
Pledged assets	**0.9**	0.8
Guarantees	**141.6**	143.7
For associated company's debt		
Guarantees	**0.8**	0.7
For others		
Guarantees	**0.1**	0.2
OTHER CONTINGENT AND FINANCIAL LIABILITIES		
Leasing liabilities		
Next year	**7.3**	8.6
Later on	**11.5**	9.4
Other liabilities	**1.0**	2.2
Total	**169.1**	171.6

Leasing contracts follow the normal practices in corresponding countries.

Total by Category		
Mortgages on land and buildings	**5.9**	5.9
Pledged assets	**0.9**	0.8
Guarantees	**142.5**	144.6
Other liabilities	**19.8**	20.3
Total	**169.1**	171.6

Notional Amounts of Derivative Financial Instruments (MEUR)

	2002	2001
Foreign exchange forward contracts	**411.4**	582.7
Interest rate swap	**25.0**	25.0
Total	**436.4**	607.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

11 February, 2003
10.00 a.m.

CONSOLIDATED CASHFLOW	**2002 MEUR**	2001 MEUR
Operating income [1]	**37.9**	45.4
Depreciation	**15.5**	16.0
Financial income and expenses	**4.4**	-4.7
Taxes	**-11.6**	-16.7
Free cashflow	**46.2**	40.0
Increase in current assets	**26.1**	-5.2
Increase (-), decrease (+) in inventories	**11.6**	3.6
Increase (+), decrease (-) in current liabilities	**-17.6**	4.6
Cashflow from operations	**66.3**	43.0
Capital expenditure and advance payments to machines	**-12.1**	-9.3
Capital expenditure and advance payments to intangible and financial assets	**-3.4**	-4.5
Fixed assets of acquired companies	**-6.8**	-0.8
Purchase of own shares	**-9.9**	0.0
Disposals of fixed assets	**1.2**	15.7
Investments total	**-31.0**	1.1
Cashflow before financing	**35.4**	44.1
Change of long-term debt Increase (+), decrease (-)	**-25.5**	12.1
Change of short-term interest-bearing debt Increase (+), decrease (-)	**3.1**	-40.5
Dividend paid	**-13.2**	-10.4
External financing	**-35.6**	-38.8
Correction items[2]	**-1.4**	0.3
Net financing	**-1.6**	5.6
Cash in hand and at banks at 1.1.	**16.8**	11.2
Cash in hand and at banks at 31.12	**15.2**	16.8
Change in cash	**-1.6**	5.6

1) Operating income after depreciation has been corrected by the result of associated companies and the profit / loss of disposal of assets.
2) Translation difference in cash in hand and at banks.

11 February, 2003
10.00 a.m.

KCI KONECRANES GROUP 1998-2002

Business development		2002	2001	2000	1999	1998
Order intake	MEUR	598.9	679.1	764.4	538.7	542.8
Order book	MEUR	206.0	279.7	308.8	178.4	194.8
Net sales	MEUR	713.6	756.3	703.0	591.5	597.0
of which outside Finland	MEUR	634.2	679.2	644.2	538.3	542.3
Export from Finland	MEUR	256.9	263.5	217.8	180.7	213.0
Personnel on average		4,396	4,434	4,244	4,050	3,968
Capital expenditure	MEUR	13.9	11.3	14.7	12.9	15.1
as a percentage of net sales	%	1.9	1.5	2.1	2.2	2.5
Research and development costs	MEUR	8.2	7.7	6.9	7.8	7.2
as % of Standard Lifting Equipment 1)	%	4.0	3.1	2.7	3.6	3.5
as % of Group net sales	%	1.1	1.0	1.0	1.3	1.2
Profitability						
Net sales	MEUR	713.6	756.3	703.0	591.5	597.0
Income from operations (before goodwill amortization)	MEUR	40.9	59.4	43.7	34.8	44.5
as percentage of net sales	%	5.7	7.9	6.2	5.9	7.5
Operating income	MEUR	37.6	55.3	39.6	32.1	42.6
as percentage of net sales	%	5.3	7.3	5.6	5.4	7.1
Income before extraordinary items	MEUR	36.5	52.4	34.0	30.2	43.3
as percentage of net sales	%	5.1	6.9	4.8	5.1	7.2
Income before taxes	MEUR	36.5	52.4	34.0	30.2	43.3
as percentage of net sales	%	5.1	6.9	4.8	5.1	7.2
Net income	MEUR	24.6	35.3	23.4	21.8	31.4
as percentage of net sales	%	3.4	4.7	3.3	3.7	5.3
Key figures and balance sheet						
Shareholders' equity	MEUR	173.2	180.2	155.3	143.7	131.2
Balance Sheet	MEUR	397.1	455.9	450.0	352.3	308.3
Return on equity	%	14.2	22.0	16.4	16.3	25.7
Return on capital employed	%	17.8	24.3	19.4	21.7	32.6
Current ratio		1.6	1.6	1.4	1.7	1.3
Solidity	%	45.5	41.4	35.8	42.2	47.0
Gearing	%	19.1	28.9	57.7	35.8	7.2
Shares in figures						
Earnings per share	EUR	1.69	2.40	1.59	1.48	2.09
Equity per share	EUR	12.11	11.75	10.06	9.27	8.75
Cashflow per share	EUR	4.54	2.93	- 0.29	- 0.33	2.36
Dividend per share	EUR	0.95*	0.90	0.71	0.71	0.71
Dividend/earnings	%	56.2	37.5	44.7	48.0	34.2
Effective dividend yield	%	4.1	3.2	2.6	1.9	1.8
Price/earnings		13.8	11.9	17.0	25.8	18.5
Trading low /	EUR	19.80/	25.00/	25.10/	23.05 /	26.07 /

high		36.83	38.46	39.90	38.30	53.48
Average share price	EUR	28.74	31.72	32.67	30.24	37.50
Year-end market capitalisation	MEUR	333.2	427.5	405.0	572.7	580.2
Number traded	(1000)	11,939	8,581	7,379	13,198	8,039
Stock turnover	%	83.4	57.2	49.2	88.0	53.6

* The Board's proposal to the AGM
1) R&D serves mainly Standard Lifting Equipment

CALCULATION OF KEY FIGURES

Return on equity:	<u>Income before extraordinary items - taxes *100</u> Equity – own shares (average during the period)
Return on capital employed:	<u>Income before taxes + interest paid + other financing cost*100</u> Total amount of equity and liabilities - non-interest bearing debts – own shares (average during the period)
Current ratio:	<u>Current assets</u> Current liabilities
Solidity:	<u>Shareholders' equity - own shares* 100</u> Total amount of equity and liabilities - advance payment received – own shares
Gearing:	<u>Interest-bearing liablilities - liquid assets - loans receivable *100</u> Shareholders equity + minority share – own shares
Earnings per share:	<u>Net income +/- extraordinary items</u> Number of shares – number of own shares
Equity per share:	<u>Shareholders' equity in balance sheet – own shares</u> Number of shares – number of own shares
Cashflow per share:	<u>Cashflow from operations</u> Number of shares – number of own shares
Effective dividend yield:	<u>Dividend per share * 100</u> Share price at the end of financial year
Price per earnings:	<u>Share price at the end of financial year</u> Earnings per share
Year -end market capitalization:	Number of shares multiplied by the share price at the end of year
Average number of personnel:	Calculated as average of number of personnel in quarters

Note! *The numbers are rounded to nearest EUR 0,1 million. The key figures are calculated from exact data.*

11 February, 2003
10.00 a.m.

Dividend proposal

The Board of Directors propose to the AGM that a dividend of EUR 0.95 per share will be paid for the fiscal year 2002. The dividend will be paid to shareholders, who are entered as shareholders in the share register on the record date March 11, 2003. Dividend payment day is March 18, 2003.

Teleconference

An international teleconference will be arranged today on 11 February, 2003 at 4.00 Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043 (Please call in at 3.50 p.m.). The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for two working days at +44-(0)20 8288 4459, code 976622.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on February 11.

Annual General Meeting

The Annual General Meeting 2003 will be held on 6 March, 2003 at 11.00 a.m. at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland). A press release on the decisions made at the AGM will be published upon conclusion of the meeting.

The proposals for the AGM 2003 will be published on Wednesday, 12 February, 2003.

Next report

Interim report, 1st quarter, will be published on 6 May, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Further information

Mr Stig Gustavson, President & CEO,
tel. +358-20 427 2000,
Mr Teuvo Rintamäki, Chief Financial Officer,
tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager,
tel. +358-20 27 2043

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES INTERNATIONAL PLC
P.O. Box 661
FIN-05801 Hyvinkää
Tel. +358-20 427 11
Fax +358-20 427 2099
www.kcigroup.com
Domicile Hyvinkää, Finland
Business ID 0942718-2

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

11 February, 2003
4.30 p.m.

CORRECTION TO KCI KONECRANES FULL YEAR RESULTS 2002 RELEASE, 11 FEBRUARI 2003 AT 10.00 A.M.

The record date for dividend payment that was mentioned under " dividend proposal" on the last page of the release was incorrect. The correct date, which is mentioned on page 7, is 11 March, 2003.

For further information please contact:

KCI Konecranes International Plc
Franciska Janzon, IR Manager
Tel. +358-20 427 2043

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
9.30 a.m.

KCI KONECRANES CONTINUES TO ACQUIRE ITS OWN SHARES

The Annual General Meeting granted on 7 March, 2002 the Board of Directors of KCI Konecranes International Plc the authorisation to repurchase the Company's own shares up to a maximum 750,000 shares. In accordance with the authorisation the Company repurchased 391,370 shares in 2002, which together with the earlier acquired 300,000 shares in 1999 were invalidated according to a decision by an Extraordinary General Meeting on December 20, 2002.

The Board of Directors today resolved to continue the repurchase of the Company's own shares, a maximum amount of 358,630 shares can be repurchased under the current authorisation.

Purchases will commence no earlier than 20 February 2003 and purchases will end no later than 5 March 2003.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2002, Group sales totalled EUR 714 million with over 4400 employees in 34 countries all over the world.

For further information, please contact:

KCI Konecranes International Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

KCI KONECRANES: PROPOSALS OF THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS 2003

- Proposal to distribute a dividend of EUR 0.95 per share
- Proposal to amend Articles 1, 2, 6, 11 and 12 of the Articles of Association
- Proposal for the authorisation of the Board to repurchase the Company's own shares
- Proposal for the authorisation of the Board to dispose of own shares held by the Company
- Proposal to issue stock option rights to key personnel of the KCI Konecranes Group

The Annual General Meeting of Shareholders will be held on 6 March, 2003. The notice to convene the AGM will be published in the newspapers Helsingin Sanomat and Hufvudstadsbladet and as a separate release on 13 February, 2003.

Proposal of the Board to distribute dividend

The Board of Directors of KCI Konecranes International Plc proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.95 be paid on each of the 14,308,630 shares for a total of EUR 13,593,198.50 and that the rest EUR 48,002,035.68 be retained and carried forward.

Amendments to Articles 1, 2, 6, 11 and 12 of the Articles of Association

The Board of Directors proposes that the Articles of Association of the Company be partially amended as follows:

1 §: The new name of the Company is KCI Konecranes Abp, in Finnish KCI Konecranes Oyj and in English KCI Konecranes Plc.

2 §: Plant services and maintenance services are added to the object of the Company's business

6 §: The number of the ordinary members of the Board is five to eight (5-8). In connection with the election it can be decided on a shorter term of office for a Board member (turn of resignation of a Board member).

11 §: The date of delivery of the notice to convene a Shareholders' Meeting is amended to correspond to the contents of the amended Companies Act

12 §: A mention concerning the decision making on a Board member's term of office is added.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

Authorisation of the Board of Directors to repurchase the Company's own shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit. The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled. Altogether no more than 715,431 shares may be repurchased taking into consideration the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to possess.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Authorisation of the Board of Directors to dispose of own shares held by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company. The authorisation is limited to a maximum of 715,431 shares. The Board of Directors is authorised to resolve to whom, in which order and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

The Board of Directors' proposal to issue option rights to key personnel of the KCI Konecranes Group

The Board of Directors proposes that stock options be issued to the key personnel of the KCI Konecranes Group, as well as to a wholly-owned subsidiary of KCI Konecranes International Plc. The number of stock options issued will be 600,000. Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The stock options entitle to subscription of a maximum of 600,000 shares in KCI Konecranes International Plc.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

The purpose of the stock options is to encourage the key personnel to work on a long-term basis in order to increase the shareholder value. The

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

purpose of the stock options is also to commit key personnel to the employer by a principal obligation to offer the stock options back to the company without compensation for possible accrued value if the employment ends before 5 May 2007.

In connection with option rights to be issued in 2003 the Board will require that the receiver of option rights holds shares in the company. In addition, the Board intends to investigate the possibilities to repurchase the 1999B, 2001A and 2001B option rights that have been issued by the company.

Enclosures:

1. Proposal to amend Articles 1, 2, 6, 11 and 12 of the Articles of Association
2. Proposal for the authorisation of the Board to repurchase the Company's own shares
3. Proposal for the authorisation of the Board to dispose of own shares held by the Company
4. Proposal to issue option rights to key personnel of the KCI Konecranes Group (enclosed the terms and conditions of the stock option plan)

The proposals by the Board of Directors are available also on the internet at http://www.kcigroup.com/agm2003 .

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

KCI Konecranes International Plc **ANNEX 1**

The Annual General Meeting of Shareholders 6.3.2003

THE BOARD'S PROPOSAL TO AMEND ARTICLES 1, 2, 6, 11 AND 12 OF THE ARTICLES OF ASSOCIATION

Articles in Force:

1 § Name and domicile of the Company
The name of the Company is KCI Konecranes International Abp.

The Company's name in Finnish is KCI Konecranes International Oyj, and in English KCI Konecranes International Plc.

The Company's domicile is Hyvinkää.

2 § Object of the Company's business
The object of the Company's business is to purchase, sell, import, export, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. For these purposes the Company may own, let and rent real estate, own securities and trade in securities and real estate. The operations may be carried out directly by the Company itself, or by its subsidiaries and affiliate companies and joint ventures. As the parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other joint corporate functions.

Board's Proposals:

1 § Name and domicile of the Company
The name of the Company is **KCI Konecranes Abp**.

The Company's name in Finnish is **KCI Konecranes Oyj**, and in English **KCI Konecranes Plc.**

The Company's domicile is Hyvinkää.

2 § Object of the Company's business
The object of the Company's business is to purchase, sell, import, export, manufacture, repair, rent, let and lease materials handling equipment, and to provide consultancy, research and marketing services. **The object of the Company's business is also to carry out plant services and maintenance services.** For these purposes the Company may own, let and rent real estate, own securities and trade in securities and real estate. The operations may be carried out directly by the Company itself, or by its subsidiaries and affiliate companies and joint ventures. As the parent company, the Company may be in charge of the administration of the group of companies, and of financing, marketing and other joint corporate functions.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

Articles in Force:

6 § Membership and term of office of the Board of Directors

The Company has a Board of Directors consisting of not less than six (6) and not more than seven (7) ordinary members. The Board members' term of office expires at the closing of the third Annual General Meeting following their election.

The Board of Directors elects from among its membership a Chairman to serve the Board until the closing of the following Shareholders' Meeting.

The Managing Director of the Company may not be elected as Chairman of the Board.

The Managing Director may be an ordinary member of the Board of Directors.

11 § Shareholders' Meeting

The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by publishing a notice in two (2) national newspapers chosen by the Board, not earlier than two (2) months and not later than one (1) week before the final registration date stated in the Notice of Meeting.

In order to be entitled to attend a Shareholder's Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of Shareholders' Meeting. The last date of giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday, a Saturday or other public holiday.

The Annual General Meeting may be held at the Company's domicile or in Helsinki.

Board's Proposals:

6 § Membership and term of office of the Board of Directors

The Company has a Board of Directors consisting of not less than **five (5)** and not more than **eight (8)** ordinary members. **The term of office of a Board member expires at the closing of the third Annual General Meeting following his [or her] election, unless the Shareholders' Meeting has resolved on a shorter term of office.**

The Board of Directors elects from among its membership a Chairman to serve the Board until the closing of the following Shareholders' Meeting.

The Managing Director of the Company may not be elected as Chairman of the Board.

The Managing Director may be an ordinary member of the Board of Directors.

11 § Shareholders' Meeting

The Board of Directors shall convene an Annual General Meeting or Shareholders' Meeting by publishing a notice in two (2) national newspapers chosen by the Board, not earlier than two (2) months **before the final registration date stated in the notice convening the meeting** and not later than one (1) week **before the record date referred to in Chapter 3 a, Section 11, Paragraph 1 of the Companies Act.**

In order to be entitled to attend a Shareholder's Meeting, a shareholder shall notify the Company of his intention in the order and during the period prescribed in the Notice of Shareholders' Meeting. The last date of giving such notice, which shall not be earlier than ten (10) days prior to the meeting in question, may not be a Sunday, a Saturday or other public holiday.

The Annual General Meeting may be held at the Company's domicile or in Helsinki.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

Article in Force:

12 § Annual General Meeting

The Annual General Meeting shall be held on a day set by the Board of Directors, but not later than six months after the end of the financial year.

The agenda of the Annual General Meeting shall include

The presentation of
1. the financial statement containing an income statement, a balance sheet and an annual report, as well as the consolidated financial statement of the group, including a consolidated income statement and a consolidated balance sheet, and
2. the auditors' report and the auditor's consolidated report;

resolutions concerning:
3. the adoption of the income statement and balance sheet, and the consolidated income statement and balance sheet;
4. the measures deemed appropriate regarding the profit or loss reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors, and
8. the number of the members of the Board of Directors, and the number of auditors;

the election of
9. the members of the Board of Directors,
10. an auditor or auditors and, if necessary, a deputy auditor;

dealing with
11. any other matters included in the Notice of Meeting.

Board's Proposal:

12 § Annual General Meeting

The Annual General Meeting shall be held on a day set by the Board of Directors, but not later than six months after the end of the financial year.

The agenda of the Annual General Meeting shall include

The presentation of
1. the financial statement containing an income statement, a balance sheet and an annual report, as well as the consolidated financial statement of the group, including a consolidated income statement and a consolidated balance sheet, and
2. the auditors' report and the auditor's consolidated report;

resolutions concerning:
3. the adoption of the income statement and balance sheet, and the consolidated income statement and balance sheet;
4. the measures deemed appropriate regarding the profit or loss reflected by the balance sheet adopted at the meeting;
5. discharging the members of the Board of Directors and the Managing Director from personal liability;
6. the fees payable to the members of the Board of Directors, and the grounds for reimbursing their travel expenses;
7. the fees payable to the auditors, and
8. the number of the members of the Board of Directors **and, if necessary, their term of office,** and the number of auditors,

the election of
9. the members of the Board of Directors,
10. an auditor or auditors and, if necessary, a deputy auditor;

dealing with
11. any other matters included in the Notice of Meeting.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

KCI Konecranes International Plc **ANNEX 2**

The Annual General Meeting of Shareholders 6.3.2003

AUTHORISATION OF THE BOARD OF DIRECTORS TO REPURCHASE THE COMPANY'S OWN SHARES

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The aggregate amount of shares held by persons belonging to the inner circle of the Company as defined in Chapter 1, Section 4, Paragraph 1 of the Companies Act, together with shares that such persons are entitled to subscribe for on the basis of existing option rights, corresponds to approximately 25.2 per cent of the share capital of the Company and the voting rights attached to the shares. If the holdings of such persons remain unchanged during the validity of authorisation and the Company repurchases the maximum number of shares pursuant to the authorisation, the corresponding figure will after the repurchase be approximately 25.2 per cent of the share capital and approximately 26.5 per cent of the voting rights attached to the shares.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

KCI Konecranes International Plc **ANNEX 3**

The Annual General Meeting of Shareholders 6.3.2003

AUTHORISATION OF THE BOARD OF DIRECTORS TO DISPOSE OF OWN SHARES HELD BY THE COMPANY

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several occasions..

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or for paying remuneration for services rendered. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares to the benefit of persons belonging to the category referred to in the Companies Act, Chapter 1, Section 4, Paragraph 1.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

The authorisation shall be effective for a period of one (1) year as of the date of resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

KCI Konecranes International Plc **ANNEX 4**

The Annual General Meeting of Shareholders 6.3.2003

PROPOSAL OF THE BOARD OF DIRECTORS TO ISSUE STOCK OPTION RIGHTS

The Board of Directors proposes that stock options be issued by the Annual General Meeting of Shareholders to the key personnel of the KCI Konecranes Group, as well as to a wholly owned subsidiary of KCI Konecranes International Plc, on the terms and conditions attached hereto.

The stock options shall, deviating from the shareholders' pre-emptive right to subscription, be issued to the key personnel of the KCI Konecranes Group, as well as to a wholly owned subsidiary of the Company. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options are intended to form a part of the incentive and commitment program for key personnel. The purpose of the stock options is to encourage key personnel to work on a long-term basis to increase the shareholder value. The purpose of the stock options is also to commit the key personnel to the Company.

The stock options shall be divided into 2003A, 2003B and 2003C stock options and be issued without consideration, by the resolution of the Board of Directors, to the key personnel employed by or to be recruited by the KCI Konecranes Group. Upon issue the stock options 2003B and 2003C shall be distributed to a wholly-owned subsidiary of KCI Konecranes International Plc, Konecranes Finance Oy.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

A proportion of the persons eligible for share subscription belong to the inner circle of the Company. The total share ownership of the persons belonging to this category eligible for share subscription does not exceed 5.0% of the Company's shares and the voting rights of the shares.

The stock options now issued can be exchanged for shares constituting a maximum of 4.1% of the Company's shares and voting rights after the potential share capital increase.

Enclosure: 2003 Stock Option Terms and Conditions

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

KCI Konecranes International Plc **ANNEX 4a**

The Annual General Meeting of Shareholders 6.3.2003

KCI KONECRANES INTERNATIONAL PLC 2003 STOCK OPTIONS

At its meeting on 12 February 2003 the Board of Directors of KCI Konecranes International Plc (Board of Directors) has resolved to propose to the Annual General Meeting of Shareholders to be held on 6 March 2003 that stock options be issued to the key persons of KCI Konecranes International Plc (KCI or Company) and its subsidiaries (together KCI Konecranes Group) and to a wholly-owned subsidiary of KCI on the following terms and conditions:

I STOCK OPTION TERMS AND CONDITIONS

1. Number of Stock Options

The number of stock options issued will be 600,000, which entitle to subscribe for a total of 600,000 shares in KCI.

2. Stock Options

Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The persons to whom stock options will be distributed will be notified in writing by the Company about the offer of stock options. The stock options will be distributed to the recipient when he or she has accepted the offer of the Company. Stock option certificates shall, upon request, be delivered to the stock option holder in the beginning of the relevant share subscription period unless the stock options have been transferred to the book-entry securities system.

3. Right to Stock Options

The stock options shall, deviating from the shareholders' pre-emptive right to subscription, be granted to the key persons of the KCI Konecranes Group and to Konecranes Finance Oy (Konecranes Finance), a wholly owned subsidiary of KCI. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options are intended to form a part of the KCI Konecranes Group's incentive and commitment program for the key persons.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

II SHARE SUBSCRIPTION TERMS AND CONDITIONS

1. Right to Subscribe New Shares

Each stock option entitles its holder to subscribe for one (1) share in KCI. The nominal value of each share is EUR 2.00. As a result of the subscriptions the share capital of KCI may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

Konecranes Finance, as a subsidiary of KCI, shall not be entitled to subscribe shares in KCI on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be:

- for stock option 2003A 2 May 2005 – 31 March 2007,
- for stock option 2003B 2 May 2006 – 31 March 2008 and
- for stock option 2003C 2 May 2007 – 31 March 2009.

The share subscription shall take place at the head office of KCI or possibly at another location to be determined later. The subscriber shall transfer the respective stock option certificates with which he/she subscribes shares to the Company, or in case the stock options have been transferred to the book-entry securities system, the stock options with which shares have been subscribed shall be deleted from the subscriber's book-entry account. Payment for shares subscribed shall be effected upon subscription to the bank account appointed by the Company. The Company shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall for all stock options be the trade volume weighted average quotation of the KCI share on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription.The share subscription price shall nevertheless always amount to at least the nominal value of the share.

Group Communications and Investor Relations
Franciska Janzon

12 February, 2003
5.00 p.m.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

Dividend rights of the shares and other shareholder rights shall commence when the increase of the share capital has been entered into the Trade Register.

6. Share Issues, Convertible Bonds and Stock Options before Share Subscription

Should the Company, before the share subscription, increase its share capital through an issue of new shares, or issue of new convertible bonds or stock options, a stock option holder shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed by virtue of stock options remains unchanged. If the number of shares that can be subscribed for by virtue of one stock option should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7. Rights in Certain Cases

If the Company reduces its share capital before the share subscription, the subscription right accorded by the terms and conditions of the stock options shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the share subscription, the stock option holder shall be given an opportunity to exercise his subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the stock option holder shall, before the merger or division, be given the right to subscribe for the shares with his/her stock options within a period of time determined by the Board of Directors. After such date no subscription right shall exist. In the above situations the stock option holder has no right to require that the Company redeems the stock options from him/her for market value.

the basis of these terms and conditions, or against applicable law, or against regulations by authorities.

These terms and conditions have been made in Finnish, Swedish and English. In case of any discrepancy between the Finnish, Swedish and English terms and conditions, the Swedish terms and conditions are decisive.

For further information please contact:

KCI Konecranes International Plc
Ms Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

KONECRANES

PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

13 February, 2003
10.15 a.m.

NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes International Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, March 6, 2003 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. **Matters to be Decided upon under Article 12 of the Articles of Association**

2. **Proposal of the Board for Partial Amendment of the Articles of Association**

   The Board of Directors proposes that the Articles of Association of the Company be partially amended as follows:
   1 §: The new name of the Company is KCI Konecranes Abp, in Finnish KCI Konecranes Oyj and in English KCI Konecranes Plc.
   2 §: Plant services and maintenance services are added to the object of the Company's business
   6 §: The number of the ordinary members of the Board is five to eight (5-8). In connection with the election it can be decided on a shorter term of office for a Board member (turn of resignation of a Board member).
   11 §: The date of delivery of the notice to convene a Shareholders' Meeting is amended to correspond to the contents of the amended Companies Act
   12 §: A mention concerning the decision making on a Board member's term of office is added.

3. **Authorisation of the Board of Directors to Repurchase the Company's Own Shares**

   The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

   The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

   Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold.

Group Communications and Investor Relations
Franciska Janzon

13 February, 2003
10.15 a.m.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Exchanges. The repurchase price must be based on the market price of the Company's share in public trading. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Exchanges and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 5 per cent of the share capital and does not exceed 5 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective for a period of one (1) year as of the date of the resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

4. **Authorisation of the Board of Directors to Dispose of Own Shares Repurchased by the Company**

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 715,431 shares. The maximum number of shares covered by the authorisation does not exceed 5 per cent of the share capital of the Company and does not exceed 5 per cent of the voting rights attached to the shares. The shares may be disposed of in one or several lots of shares.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

Group Communications and Investor Relations
Franciska Janzon

13 February, 2003
10.15 a.m.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders′ pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorization is not proposed to include disposal of shares for the benefit of persons belonging to the inner circle of the Company referred to in Chapter 1, Section 4, Paragraph 1 of the Companies Act.

The authorisation shall be effective for a period of one (1) year as of the date of the resolution of the Annual General Meeting of Shareholders, i.e. as of March 6, 2003 until March 5, 2004.

5. Stock Options 2003

The Board of Directors proposes that stock options be issued to the key personnel of the KCI Konecranes Group as well as to a wholly-owned subsidiary of KCI Konecranes International Plc. It is proposed that the shareholders' pre-emptive right to subscription be deviated from since the stock options form a part of the incentive and commitment program for the key personnel. The number of stock options issued will be 600,000. Of the stock options 200,000 will be marked with the symbol 2003A, 200,000 will be marked with the symbol 2003B and 200,000 will be marked with the symbol 2003C. The stock options entitle to subscription of a maximum of 600,000 shares in KCI Konecranes International Plc.

The share subscription price for all stock options shall be the trade volume weighted average quotation of the share of KCI Konecranes International Plc on the Helsinki Exchanges between 1 April and 30 April 2003 increased by ten (10) per cent.

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced.

The Board has the right to decide that from the share subscription price based on the stock options shall, as per the dividend record date, be deducted an amount not exceeding the special dividends exceeding customary dividends, as defined by the Board, to the extent determined after the commencement of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

Group Communications and Investor Relations
Franciska Janzon

13 February, 2003
10.15 a.m.

The share subscription period shall for stock option 2003A be between 2 May 2005 and 31 March 2007, for stock option 2003B between 2 May 2006 and 31 March 2008 and for stock option 2003C between 2 May 2007 and 31 March 2009.

As a result of the share subscriptions based on the 2003 stock options, the share capital of KCI Konecranes International Plc may be increased by a maximum of EUR 1,200,000 and the number of shares by a maximum of 600,000 new shares.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION AND ANNUAL REPORT

The documents relating to the Closing of Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at http://www.kcigroup.com/agm2003.The Annual Report for 2002 is available in English on the Internet at http://www.kcigroup.com as of February 21, 2003 at 10.00 a.m. The Annual Report will be sent to the shareholders immediately after February 25, 2003.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.95 be paid on each of the shares to a shareholder who is registered on the record date as a shareholder in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The record date for the dividend payment is March 11, 2003. The dividend will be paid on March 18, 2003.

COMPOSITION OF THE BOARD OF DIRECTORS

The term of office for the Board members Stig Gustavson and Timo Poranen expires at this Annual General Meeting of Shareholders. Mr Gustavson and Mr Poranen have confirmed that they are available for re-election.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on February 24, 2003 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on February 24, 2003.

Group Communications and Investor Relations
Franciska Janzon

13 February, 2003
10.15 a.m.

A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on March 3, 2003 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet: http://www.kcigroup.com/agm2003. Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on February 13, 2003

KCI Konecranes International Plc
The Board of Directors